

June 5, 2012

Via Facsimile
Dayong Sun, Chief Executive Officer
Kama Resources Inc.
Suite 1707-B, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China 510030

> **Re: Kama Resources Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed May 11, 2012**
> **File No. 333-164206**

Dear Mr. Sun:

      We have reviewed your amended filing and your response letter dated May 11, 2012 and have the following comments. Unless otherwise noted, references to prior comments are to those in our letter dated April 27, 2012.

Facing Page

1.   We note your statement on the facing page that you are an "emerging growth company" and that you have elected to be governed by Section 107 of the Jumpstart our Business Startups Act of 2012. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, please revise your statement to refer specifically to Section 102(b)(1) rather than Section 107 and move this disclosure from the facing page to the cover page of the prospectus immediately above the statement regarding your classification as a shell company. In addition, in each instance in the prospectus where you discuss an election under Section 107, please disclose that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act.

Risk Factors

"We are an "emerging growth company" and we cannot be certain…."

2.   Please revise the second paragraph to disclose your election under Section 107 of the JOBS Act and to state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include similar disclosure in your discussion in MD&A regarding your "emerging growth company" status under the JOBS Act.

Business

Regulatory Requirements

3.   Please expand your business section to discuss the VIE structure referenced in this section, clarify how these agreements provide you control over the parties to those agreements and explain how you derive revenue or earnings from these arrangements. In addition, please include a materially complete discussion of each of the VIE agreements as well as a discussion of any uncertainties with respect to the enforceability of the VIE agreements and file the agreements as exhibits to the registration statement.

4.   Please tell us and disclose whether you have obtained an opinion of PRC counsel regarding the enforceability of the VIE agreements and, if so, file the opinion as an exhibit to the registration statement. If you have not obtained an opinion of counsel, please tell us the basis for your assertion that the VIE agreements are enforceable. Include appropriate risk factor disclosure regarding the uncertainty associated with your dependence on VIE agreements.

Exhibits

5.   We note that you included in the filing the auditor's review report dated April 3, 2012 relating to the financial statements as of and for the three-month period ended January 31, 2012. Please note that if you choose to retain this report in the filing, you should file the auditor's consent specifically relating to this report as an exhibit to your next amendment. Alternatively, you may remove the review report from the filing. Please note, however, you should continue to include in the filing the auditor's report dated December 20, 2011 relating to the audited financial statements as of and for the years ended October 31, 2011 and 2010 and for the period from October 19, 2009 (Inception) to October 31, 2011 and an updated auditor's consent relating to such report should continue to be included as an exhibit to the filing.

        If you have questions or comments on the financial statements and related matters, please contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406. Please contact the undersigned at (202) 551-3457 with any questions you may have. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

Dayong Sun
Kama Resources Inc.
June 5, 2012
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